PATRIOT TRANSPORTATION HOLDING, INC.
                              200 W. Forsyth Street, 7th Floor
                                  Jacksonville, Florida 32202


                                          June 14, 2012

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:     Patriot Transportation Holding, Inc.
          Form 10-K for the year ended September 30, 2011
          Filed December 8, 2011
          Form 10-Q for the quarter ended December 31, 2011
          Filed February 1, 2012
          File No. 000-17554


Dear Ms. Cvrkel:

      This letter responds to the staff's comment letter dated April 27, 2012 and received by the Company on June 1, 2012 (the "Comment Letter") regarding the above-referenced filing. For your convenience, each of the comments has been duplicated below, followed by our responses.


Form 10-K for the Year Ended September 30, 2011
-----------------------------------------------------

Part III
-------

      1. We note your response to our prior comment 1. From your response, it appears to us that not all of the required information was incorporated by reference into the Form 10-K from your proxy statement. Please explain to us why you believe it is appropriate to fix this in future filings, rather than amending your Form 10-K to specifically incorporate the information. In your response to us, please also explain why you believe the Form 10-K, given the way the information is incorporated by reference from your proxy statement into Items 11, 13 and 14 of Form 10-K, is materially in compliance with the disclosure requirements of Form 10-K.

Company Response:

The Company will file an amendment to Form 10-K for Items 11, 13 and 14.

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Audited Financial Statements for the Year Ended September 30, 2011
----------------------------------------------------------------------

Statements of Cash Flows
--------------------------

        2. We note your response to our prior comment number six.
             Please tell us, and revise the notes to the financial statements to disclose the details about the nature of the assets purchased in the Hollander 95 Business Park transaction and to explain how you are accounting for those assets in future reporting periods. Your response and revised disclosure should include the nature of the major categories of assets purchased and the useful lives assigned to those assets, as well as method of depreciation.

Company Response:

The Company purchased Hollander 95 Business Park in Baltimore
City, Maryland on October 22, 2010 for $5,750,000. The property consists of land, one building and land improvements. The building contains 82,800 square feet of warehouse/office space which was 47% leased at the time of purchase. An additional 42 acres of partially developed land is available with the potential to offer 490,000 square feet of warehouse, office, hotel and flex buildings.

Those assets are included in the Company's developed property rentals segment. The building is accounted for using the same methods as the other 28 buildings in the segment. The additional acres have been under active development since purchase resulting in all related costs and interest being capitalized. The land improvements and building are being depreciated using the straight-line method based on estimated useful lives of 15 and 39 years respectively.

This was an acquisition made in the ordinary course of business and is in line with historical purchases in the Company's ongoing operations. The purchase price is approximately 2% of total assets and less than 3% of net property and equipment. The building purchased represents less than
3% of square feet of the Company's 29 building portfolio in the segment. This purchase of assets is accounted for as summarized in the Company's property and equipment significant accounting policy in Footnote 1 to the Company's financial statements. The depreciation expense and related useful lives assigned are in line with this policy and the assets acquired are presented in the appropriate lines of property and equipment,
at cost on the face of the balance sheet.   Thus, considering that this
purchase was made in the ordinary course of business, is in line with historical Company purchases and considering the fact that the overall purchase price is not material to our financial statements as calculated above, the Company does not believe that any additional disclosure is needed in its Form 10-K for the year ending September 30, 2011 regarding the Hollander 95 Business Park assets purchased.

Notes to the Financial Statements
----------------------------------

Note 15. Discontinued Operations
-----------------------------------

        3. We note from your response to our prior comment seven that the fair market value of the entire property including the royalty stream value of minerals and aggregates

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            was determined by an independent appraisal. However, we are still unclear as to how you recorded the part of the transaction in which you donated minerals and aggregates and recognized a tax benefit. Please explain to us the nature of the asset that was donated, including where this asset had been recorded on the balance sheet.

Company Response:

The asset that was donated consisted of the appraised value of the royalty stream of minerals and aggregates. The appraisal was based upon the assumption that the Company would obtain royalties from the mining of the property similar to other properties in its mining royalty land segment. This asset was included in the Company's book value of the property of $276,000. The Company's predecessor obtained this property in 1972.

	The Company further acknowledges that the Division of Enforcement has access to all information that it provides to the staff of the Division of Corporation Finance in your review of its filings or in response to your comments on its filings.

	Please contact the undersigned if you have any additional comments or questions.


		Very truly yours,

		/s/ John D. Milton, Jr.
                                    ________________________________
	                  John D. Milton, Jr.
                                    Vice President and Chief Financial Officer


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